Mail Stop 03-05

October 8, 2004

Via U.S. Mail

Andrew Jones
Chief Executive Officer
Pegasus Air Group, Inc.
2708 Fairmount St., Ste. 100
Dallas, TX  75201

Re: 	Pegasus Air Group, Inc.
	Registration Statement on Form SB-2, filed on September 8, 2004 File No. 333-118862

Dear Mr. Jones,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Supplementally provide us with any graphics you intend to use as soon as they are available since we will need sufficient time to review and comment on them.



Registration Fee Table

2. It appears that you are registering for resale 3,208,000 shares of common stock to be offered by the selling shareholders. Please separately list this in the fee table.

3. Please supplementally advise us why you are not also registering the units. We may have further comment once we review your response.

Prospectus Cover Page

4. Please confirm that your cover page is limited to one page in length. Refer to Item 501(a) of Regulation S-B.

5. We note you filed your registration statement on September 8, 2004, but your prospectus is dated August 31, 2004. In future amendments, please ensure that the prospectus is dated the day of the filing.

6. Please revise here and elsewhere in the prospectus to refer to the risk factors as "Risk Factors," rather than "High Risk Factors."
Refer to Item 503 of Regulation S-B.

7. Please highlight the risk factor cross-reference by bold face type or other manner. Refer to Item 501(a)(5) of Regulation S-B.

8. Please revise to disclose the offering price of the units and the price the selling shareholders will offer and sell the common stock in the proposed offering. We also note that, according to the disclosure at page 10, you intend to have your common stock listed on the NASD over the counter bulletin board. Accordingly, disclose that the selling shareholders will sell at fixed prices until the shares are quoted on the OTC bulletin board and thereafter at prevailing market prices or privately negotiated prices.
9. Please indicate here whether or not you will apply for listing on any national securities exchange or the Nasdaq Stock Market.

10. Indicate that you are offering the units on a best efforts basis. Revise to include a date when the offering will end. Indicate if there may be any extensions to the offering and, if so, the duration of such extensions. Refer to Item 501(a)(9)(iii) of Regulation S-B.

Outside Back Cover Page

11. We are unable to locate the dealer prospectus delivery obligation language as required by Item 502(b) of Regulation S-B. Please revise or advise.


Prospectus Summary, page 6
12. If you choose to include a summary, it should provide a brief overview of the key aspects of the offering and it should be balanced. To balance your summary discussion, please add a snapshot of the current state of the business, i.e., you have no operations; you cannot begin operations until you obtain your Part 135 certification; and you may never begin operations. Please indicate your estimate of the time and any obstacles involved before you can commence operations.
13. To the extent you discuss strategy in your summary, you must balance the disclosure with a discussion of the risks implementing your strategy.

14. In one of the introductory paragraphs, please disclose that you have no revenue from operations and your net loss for the most recent audited period and interim stub. Please also disclose that your auditors have issued a going concern opinion.

The Offering, page 7

15. We note your disclosure that you will have 30,000,000 shares of common stock outstanding after the offering, assuming all units are sold. It appears, however, that 2,000,000 of those shares underlie warrants. Please revise to clarify.

Risk Factors, page 8

16. To assist with readability, please revise your risk factor headings to highlight them. We suggest using bold face type.

17. Please add risk factors to discuss the following risks: you may not receive enough proceeds to cover the expenses of this offering; you may never have enough funds to commence operations; you may need to raise additional funds prior to obtaining your first light jet; and you may not being able to absorb the costs of being a public company.

We have incurred operating losses, page 8

18. Disclose the amount of proceeds necessary to sustain operations for the next twelve months.

Our officers and directors, page 8

19. Please estimate, in hours per week, what you mean when you say the directors and officers will devote approximately 20% of their of time.




We are adversely affected by increases in fuel prices, page 9

20. Please revise to clarify that you may be affected with increases in fuel once you begin operations.

Use of Proceeds, page 12

21. Please also add a column to discuss use of proceeds if 75% of the securities are sold.

Determination of Offering Price, page 13

22. We note that the offering is comprised of both units and common stock. For each component of a unit, please describe the various factors considered in determining its price. Refer to Item 505 of Regulation S-B.

Dilution, page 13

23. Please refer to the second paragraph. It appears to us that the first part of this paragraph refers to the common stock issued as part of the units, but notice the reference to the exercise price of the warrants in the second to last sentence of this paragraph. Is this discussion referring to shares underlying the warrants? Please revise or advise.

24. Please include tables illustrating dilution assuming 25%, 50% or 75% of the units are sold.

Plan of Operation, page 18

25. Please revise your plan of operation to include a discussion of your cash requirements, need to raise additional funds, product research, property transactions and significant employee changes for the next twelve months. Refer to Item 303(a) of Regulation S-B.

26. Please provide a brief discussion of "FAA 135 certification" and "dead head" flight legs. Furthermore, please ensure that terms are generally defined at the first point of discussion.

Selling Security Holders, page 20

27. In an appropriately captioned section, provide a materially complete description of the circumstances in which each selling shareholder acquired the securities to be sold. All agreements, understandings and relationships relating to the securities to be sold must be described in the prospectus in materially complete terms. See
Item 507 of Regulation S-B.



Plan of Distribution, page 21

28. Please confirm supplementally that neither Mr. Jones nor Mr. Boyer are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act. Refer to Rule 3a4-1(a)(1).

29. Please confirm supplementally that there are no minimum purchase requirements to this best efforts offering.

30. Please revise to state that the selling shareholders "may be deemed" to be underwriters.

Employees, page 26

31. Please expand your disclosure to describe the roles of your two part-time employees. In addition, please describe the terms and conditions of the compensation packages you reference.

Properties, page 26

32. Please provide more information regarding the location, condition of the property and any limitations related to your use of the
property.   Please refer to Item 102 of Regulation S-B.

Management, page 27

33. There are three directors listed in Article IV of your Articles of Incorporation. Please disclose the number of directors on your Board. For each member, provide the information required in Item 401 of Regulation S-B.

34. Please revise this section to disclose the relevant dates of Andrew Jones` business experience during the past five years. Refer to Item 401 of Regulation S-B.

Director Compensation, page 28

35. We note that each of your directors received 350,000 shares of your common stock for their services. Please disclose here the number of directors that received compensation and the total number of shares issued.

Executive Compensation, page 28

36. We believe that the amount of the salaries and the number of stocks or options that you intend to grant in the next twelve months, if any, would be material to an investment decision. Accordingly, we suggest you include that information in the next filing.

Description of Securities, page 32
Common Stock, page 32

37. We note the statement that all outstanding shares and common stock to be issued pursuant to the registration statement are "fully paid and non-assessable." This is a legal conclusion you are not qualified to make. Please either attribute this to counsel or delete it.

Legal Matters, page 34

38. We note the statement that the validity of the shares of common stock, warrants and options offered by selling security holders will be passed upon by counsel. As it now reads, it appears you are only referring to the securities offered by the selling security holders. Please revise to refer to all of the registered shares. Furthermore, it is unclear to what options you are referring. Please revise or advise.

Changes in and Disagreements with Accountants, page 34

39. You state you engaged Baumann, Raymondo & Company, PA as your independent public accountants on December 31, 2004. Did you mean 2003? Please revise or advise.

Independent Auditors` Report, page F-2

40. Please revise the report to be in compliance with Auditing
Standard No.1 of the PCAOB.

Notes to Financial Statements December 31, 2003
Note A - Summary of Significant Accounting Policies, page F-7

41. Please revise to include a note to the audited financial statements explaining the company`s plans to continue as a going concern. In this regard, we note the "going concern" qualification in the independent auditors` report. The "plan of operation" discussion included in MD&A should be similarly revised.

42. Based on your disclosure in Item 26 on page II-2, it appears that services received for the issuance of common stock were valued based on the par value of the common stock issued. In this regard, please explain to us how this treatment is appropriate under paragraph 8 of FAS 123.

43. Additionally, please add a note that discloses how the value of the services received and the common stock issued in payment for the services was determined.





Note C - Related Party Transactions, pages F-8 and F-15

44. Please record as expense in your financial statements with a corresponding credit to contributed (paid in) capital the fair value of the shareholder`s corporate offices provided to you without charge, by analogy to SAB Topics 5:T and 1:B.

Statement of Operations for the six months ended June 30, 2004

45. The weighted average shares used to compute basic and diluted earnings per share for the six months ended June 30, 2004 of 887,671 appears to be in error since you had 27,000,000 shares outstanding at the beginning and end of this period. Please revise to correct the weighted average shares used in computing basic and diluted earnings per share for this period. Please clarify how the fees incurred in connection with the audit of the company`s financial statements for the period from inception through December 31, 2003 have been reflected in the company`s financial statements for the period.

Item 28.  Undertakings, page II-3

46. Please revise to reflect the statement as required in Item
512(a)(1)(ii) of Regulation S-B.

Signatures, page II-4

47. Please revise to reflect that the principal executive officer, the principal financial officer, the controller or accounting officer and a majority of the Board of Directors have signed the Registration Statement. Please see Instructions for Signatures on Form SB-2.

Exhibit 5.1, Opinion and Consent of Matthew McCarley, Esq.

48. It appears you are registering: (1) common stock for resale; (2) units that are comprised of common stock and warrants; (3) warrants; and (4) common stock underlying the warrants. Please clarify that the legal opinion refers to the separate categories of securities being registered. For the selling shareholder shares (that have already been issued), please state in your opinion that they "are" validly issued, fully paid and non-assessable. For the other securities, please give your opinion that when they are issued they "will be" legally issued, fully paid and non-assessable.

49. We note your statement "assuming the state of the applicable law as it presently exists . . . ."  As the opinion must speak to the date of effectiveness, either delete this statement or file an updated opinion at effectiveness.


Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Closing

Please file a pre-effective amendment to the registration statement and amend the identified periodic reports in response to these comments that includes a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters and marked copies of the amendment greatly facilitate and can expedite our review. We may have additional comments after reviewing your revised materials and responses to our comments. Your response letter should be addressed to the address on the letterhead, with 20549-0305 as the zip code.

Please submit requests for acceleration from your company and the underwriters at least two business days prior to the requested effective date. Refer to Rules 460 and 461 of the Securities Act of 1933 and Rule 15c2-8 of the Securities Exchange Act of 1934 regarding the distribution of preliminary prospectuses and requests for acceleration.

You may contact Doug Jones at (202) 824-5368 or Linda Cvrkel at (202) 924-1936 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at
(202) 824-5537 or me at (202) 942-1965 with any other questions.


Sincerely,



								Susan Guerrier
								Attorney-Advisor








Andrew Jones
October 8, 2004
Page 1